Room 4561

March 25, 2009

Mr. Russell R. Desjourdy
President and Chief Executive Officer
Nasus Consulting, Inc.
83 Fisher Street
Millville, MA 01529

> **Re:** **Nasus Consulting, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 16, 2009**
> **File No. 333-150135**

Dear Mr. Desjourdy:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears from the Form 8-K filed on March 12, 2009 that you have already taken the action discussed in your information statement. Please provide your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

Purpose of Stockholder Action

2.   Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please

disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Financial Statements and Other Financial Information

3.   You have only incorporated by reference audited financial statements and related information for the fiscal years ended December 31, 2006 and 2007. Please advise why you are not also incorporating by reference your most recent Form 10-Q filed on November 14, 2008. We note that you are required to file an annual report on Form 10-K for the fiscal year ended December 31, 2008 by next Tuesday, March 31, 2009.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel